Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated October 7, 2013, with respect to the combined financial statements of Tesoro Hawaii (as described in Note A to the combined financial statements) included in Par Petroleum Corporation’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 14, 2013, incorporated by reference in the Registration Statement (Form S-3) and related Prospectuses of Par Petroleum Corporation for the registration of $750 million of debt securities, common stock, preferred stock, depositary shares, warrants, subscription rights, purchase contracts, units and guarantees of the non-convertible debt securities and for the registration of 24,204,391 million shares of common stock.

/S/ Ernst & Young LLP

San Antonio, Texas

June 1, 2015